UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ASCEND ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

04350H 308
(CUSIP Number)

Don K. Rice
435 Devon Park Drive, Bldg. 700
Wayne, PA 19087
610/977-7531
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 24, 2010
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04350h 308

1)	Names of Reporting Person Don K. Rice S.S. or I.R.S. Identification No. of Above Person (entities only)
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Source of Funds: PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
6)	Citizenship or place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 7,192,979
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 7,192,979
	(10)	Shared Dispositive Power -0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,192,979
12)	Check if the Aggregate Amount in Row (11) excludes certain shares: [ ]
13)	Percent of Class Represented by Amount in Box (11): 91.8%
14)	Type of Reporting Person IN

PURPOSES OF AMENDMENT

This Amendment No. 5 to Schedule 13D relates to shares of common stock in Ascend Acquisition Corp., a Delaware corporation (the "Issuer").  This Amendment No. 5 supplements and amends the initial statement on  Schedule 13D filed on August 8, 2007 (the "Initial Statement") by Don K. Rice, as previously amendment by an Amendment No. 1 filed on November 20, 2008, an Amendment No. 2 filed on August 7, 2009,  Amendment No. 3 filed on February 12, 2010 and Amendment No. 4 filed on March 18, 2010.  This Amendment No. 5 is being filed to report a change in Mr. Rice’s beneficial ownership due to the issuance of a convertible promissory note.  Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement, as heretofore amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.  All share figures and per-share price figures take into account a one-for-ten reverse stock split effected in 2008.

ITEM 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is being amended to read in its entirety as follows:

“In December 2005, in connection with the Issuer’s formation, Rice purchased 69,500 shares of Common Stock at a purchase price of approximately $0.29 per share. Rice used his personal funds to purchase such shares at that time.  Effective April 19, 2006, the Issuer’s board of directors authorized a stock dividend of 0.714285 shares of Common Stock for each outstanding share of Common Stock, effectively lowering the purchase price to approximately $0.167 per share (and increasing the number of shares held by Rice to 119,143 shares).

In May 2006, simultaneously with the Issuer’s public offering of units (“Units”), Rice purchased 166,667 Units on a private basis for $6.00 per Unit, or an aggregate purchase price of $1,000,002. Each Unit consists of one-tenth of one share of Common Stock and two warrants to purchase one-tenth of one share of Common Stock (“Warrants”). The Warrants have an exercise price of $50.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business. Rice used his personal funds to purchase such Units at that time.

At the same time, Rice also committed to place a limit order to purchase up to $250,000 Warrants in the open market at prices not to exceed $0.60 per Warrant during the three month period beginning on the later of (i) 60 days after the completion of the distribution of the Issuer’s Units and (ii) the commencement of separate trading of the Warrants. During this three-month period, Rice purchased 620,000 Warrants using his personal funds.

On November 18, 2008, Mr. Rice transferred 13,581 shares to extinguish legal fees owed by the Issuer to a law firm in the aggregate amount of $617,490 as of September 30, 2008.

On November 18, 2008, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 4,875,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice.

On August 7, 2009, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 1,000,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice.

On January 11 and 12, 2010, Mr. Rice purchased on the open market an aggregate of 95,750 shares at a per-share purchase price of $.05.

On March 16, 2010, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 500,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice.”

On August 24, 2010, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 600,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice.”

ITEM 5.  Interest in Securities of the Issuer

Item 5 of the Initial Statement is being amended to read in its entirety as follows:

“Rice beneficially owns outright 217,979 shares of Common Stock for which he is the beneficial owner.  Moreover, Mr. Rice is the beneficial owner of 4,875,000 shares of Common Stock into which a convertible promissory note, in the original principal amount of $195,000 executed on November 18, 2008 by the Issuer in favor of Mr. Rice, can be converted at any time.  Furthermore, Mr. Rice is the beneficial owner of 1,000,000 shares of Common Stock into which a convertible promissory note, in the original principal amount of $50,000 executed on August 7, 2009 by the Issuer in favor of Mr. Rice, can be converted at any time.  In addition, Mr. Rice is the beneficial owner of 500,000 shares of Common Stock into which a convertible promissory note, in the original principal amount of $30,000 executed on March 16, 2010 by the Issuer in favor of Mr. Rice, can be converted at any time.  Finally, Mr. Rice is the beneficial owner of 600,000 shares of Common Stock into which a convertible promissory note, in the original principal amount of $30,000 executed on August 24, 2010 by the Issuer in favor of Mr. Rice, can be converted at any time.  Based on the foregoing, Mr. Rice acknowledges that he is the beneficial owner of 7,192,979 of Common Stock for which he has sole voting and investment power.  The foregoing does not include 95,333 shares of Common Stock issuable upon exercise of Warrants held by Rice that are not currently exercisable and may not become exercisable within 60 days.  Other than for his purchase of shares and his receipt of the convertible promissory note described above, Mr. Rice has not effected any transaction in or with respect to the Common Stock during the past 60 days.”

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is being amended to read in its entirety as follows:

“As of August 24, 2010, the Issuer owed to Mr. Rice an aggregate of $305,000, which was represented by four promissory notes convertible into up to an aggregate of 6,975,000 shares of Common Stock.”

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2010

/s/ Don K. Rice
Don K. Rice, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
(SEE 18 U.S.C. 1001).

4